VEON aligns capital structure Amsterdam, 21 April 2022 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides mobile connectivity and services, today announces changes to its capital structure. Two group-level loan agreements with Sberbank and Alfa Bank totaling RUB 90 billion have been novated to PJSC VimpelCom, with the former borrower (VEON Finance Ireland) and the former guarantor (VEON Holdings BV) having been released. While neither of the banks are subject to EU sanctions directed at their corporate lending portfolios, the winding down of these loans has allowed us to ensure that the majority of the Group’s RUB liabilities are held within Russia and as such are matched to the market where RUB revenues are generated. Following this process, HQ external debt now includes USD 4.0 billion in dollar bonds, RUB 50 billion in ruble bonds and USD 0.4 billion related to the RCF drawdown. The group has no material further debt maturities at the HQ level in 2022. Serkan Okandan, VEON’s Chief Financial Officer, said: “The novation of the ruble loans more closely aligns ruble liabilities with ruble revenues and reduces HQ external debt.” Disclaimer This release contains "forward-looking statements", as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward- looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward- looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: www.veon.com Contact Information VEON Investor Relations Nik Kershaw ir@veon.com